

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2025

Masoud Toloue, Ph.D.
President and Chief Executive Officer
Quanterix Corp
900 Middlesex Turnpike
Billerica, MA 01821

> **Re: Quanterix Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 4, 2025**
> **File No. 333-284932**

Dear Masoud Toloue Ph.D.:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed April 4, 2025

Risk Factors, page 22

1. We note your disclosure on page 26 stating that "two of Quanterix's stockholders have indicated that they currently *intend to oppose* the Merger" (emphasis added). Given Kent Lake is actively soliciting in opposition to the Share Issuance Proposal and the Adjournment Proposal, please update this risk factor.

General

2. To aid stockholder understanding, please consider adding disclosure relating to Quanterix's evaluation of the materiality of Akoya's cash burn, debt burden, and going-concern issues. If these issues were not considered or considered but granted little weight, this also may be helpful for stockholders to understand. Please describe

how any such evaluation, as well as any plans to mitigate such issues, influenced negotiations or the terms of the Merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura McKenzie at 202-551-4568, Margaret Sawicki at 202-551-7153 or Lauren Nguyen at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Kerry Burke, Esq.